UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2014 (Report Number 2)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on February 13, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: February 13, 2014

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U.S. Investor Contacts:	Israel Investor Contact:
LifeSci Advisors, LLC	Alcobra Investor Relations
Michael Rice	Debbie Kaye
646-597-6979	+972-72 2204661
mrice@lifesciadvisors.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES FOURTH QUARTER AND FISCAL YEAR END 2013
FINANCIAL RESULTS AND CORPORATE UPDATE

Tel Aviv, Israel – February 13, 2014 – Alcobra Ltd. (NASDAQCM: ADHD), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug candidate, MG01CI (Metadoxine extended-release), to treat cognitive dysfunctions, such as Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today announced its financial results for the quarter and year-ended December 31, 2013.

4th Quarter and FY 2013 Financial Results:

•	Total operating expenses for the three-month period ended December 31, 2013 totaled $5.6 million, compared to $0.2 million in the same period of 2012.

•	Net loss attributable to common shareholders for the three-month period ended December 31, 2013 was $5.7 million, or $0.45 per basic and diluted share. This compares to a net loss of $0.3 million, or $0.04 per basic and diluted share in the same period of 2012.

•	Total operating expenses for the year ended December 31, 2013 totaled $10.3 million, compared to $1.5 million for the year ended December 31, 2012. Net loss attributable to common shareholders was $10.5 million, or $1.04 per basic and diluted share.

•	As of December 31, 2013, the Company had cash & cash equivalents of approximately $50 million.

Recent Highlights:

•	Announced highly statistically significant positive results with lead product candidate MG01CI in a Phase IIb clinical trial in adults with Predominantly Inattentive Attention Deficit Hyperactivity Disorder (PI-ADHD).

•	Announced results from a preclinical abuse liability study demonstrating Metadoxine has substantially less potential for abuse than methylphenidate, a common stimulant ADHD medication.

•	The U.S. Food & Drug Administration (FDA) granted "Orphan Drug" designation for Metadoxine in the treatment of Fragile X Syndrome.

•	Filed an IND with the FDA to initiate a Phase III clinical trial with MG01CI in Adults with ADHD.

•	Completed a successful public offering of shares, netting the Company approximately $35 million.

o	Provides the Company with the necessary resources to fund the MG01CI ADHD and Fragile X programs through FDA approvals for each indication.

•	Strengthened Executive Management team with the addition of industry veteran David Baker as the Company’s Chief Commercial Officer.

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•	Announced the appointment of Howard Rosen as the Company’s Chairman of the Board of Directors.

“We have made excellent progress on clinical, operational and financial fronts, and as a result significantly enhanced shareholders value. Our main focus continues to be on the development and commercialization of our lead drug candidate MG01CI to treat cognitive dysfunctions such as Attention Deficit/Hyperactivity Disorder,” said Dr. Yaron Daniely, President and CEO of Alcobra. “We achieved an important milestone in December when we announced positive results in our second Phase IIb trial in adults with predominantly inattentive ADHD. We now have two placebo-controlled Phase II studies that show the substantial efficacy and tolerability attributes of MG01CI in adults with ADHD. These trials demonstrate what we believe are key differentiating attributes of MG01CI in the treatment of ADHD. We have filed an IND which will allow us to proceed with clinical trials in the US for all MG01CI uses. We expect to begin enrolling patients into the first of two large Phase III clinical trials during the first quarter of 2014.”

“The public financing we completed during the fourth quarter puts us in a very strong position financially,” added Dr. Daniely. “Together with the capital we raised in the IPO last year, we now have the necessary cash to fund the expansion of our clinical research programs into new indications beyond the adult ADHD program. The funds raised are expected to allow us to proceed with the planned pediatric clinical trials for MG01CI in ADHD both this year and in 2015, as well as the Fragile X programs in adults and children through expected approvals.”

Conference Call & Webcast

Thursday, February 13, 2014 @ 8:30am Eastern Time/5:30am Pacific Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	34670631
Webcast:	www.alcobra-pharma.com

Replays

Domestic:	855-859-2056
International:	404-537-3406
Passcode:	34670631

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MG01CI, to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MG01CI has completed Phase II studies to treat Attention Deficit Hyperactivity Disorder. The company was founded in 2008 and is headquartered in Tel Aviv, Israel. For more information please visit the Company’s website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements -- This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements that imply that MG01CI may be helpful to treat cognitive dysfunctions such as ADHD, including PI-ADHD, and Fragile X or that we will receive favorable results in clinical trials in MG01CI, statements regarding the timing of initiation of enrollment to our Phase III trials, if such trials, or other trials, are commenced at all as well as statements regarding the sufficiency of our financial resources to meet certain milestones, and whether such milestones may be achieved at all. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s registration statement on Form F-1/A filed with the Securities and Exchange Commission ("SEC") on October 22, 2013 and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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Alcobra Pharma Ltd Consolidated

Statements of Operation

(In thousands, except per share amounts)

	Three Months Ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development	$4,603	$67	$7,066	$818
General and administrative	1,040	182	3,224	683
Total operating expenses	5,643	249	10,290	1,501
Financial expenses, net	-	46	197	78
Tax expenses	61	-	61	-
Net comprehensive loss	5,704	295	10,548	1,579
Net loss attributable to holders of Ordinary shares	$5,704	$295	$10,548	$1,579
Net basic and diluted (gain) loss per share	$(0.45)	$(0.04)	$(1.04)	$(0.20)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	12,756,506	7,791,785	10,177,786	7,791,934

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Alcobra Pharma Ltd Consolidated.

Balance Sheet Data

(In thousands)

ASSETS

	December 31,	December 31,
	2013	2012
	(unaudited)
Current assets:
Cash and cash equivalents	$22,095	$97
Short-term bank deposits	28,008	-
Receivables and prepaid expenses	115	83
Total current assets	50,218	180

Long-term assets:
Property and equipment, net	49	18
Other long-term assets	57	3

Total long-term assets	106	21

Total assets	$50,324	$201

LIABILITIES AND

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities:
Trade payables	$47	$23
Accrued expenses and other liabilities	1,589	83
Convertible notes	-	662
Total current liabilities	1,636	768

Shareholders’ equity:
Share capital	39	4
Treasury shares	-	-
Additional paid-in capital	67,383	7,615
Deficit accumulated during the development stage	(18,734)	(8,186)

Total shareholders’ equity (deficiency)	48,688	(567)

Total liabilities and shareholders’ equity (deficiency)	$50,324	$201

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Alcobra Pharma Ltd Consolidated.

Cash Flow Data

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(5,704)	$(295)	$(10,548)	$(1,579)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	1	8	7
Gain from sale of property, plant and equipment	-	-	1	-
Decrease (increase) in receivables and prepaid expenses	64	(51)	(32)	12
Decrease (increase) in other long-term assets	(2)	-	(54)	2
Increase (decrease) in trade payables	16	16	24	(101)
Increase in accrued expenses and other liabilities	338	(6)	1,505	(12)
Interest on convertible notes	-	62	203	62
Stock based compensation	505	4	1,540	26
Net cash used in operating activities	(4,780)	(269)	(7,353)	(1,583)

Cash flow from investing activities:

Purchase of property and equipment	(19)	-	(39)	-
Investment in (proceeds from) short-term bank deposit	(13,008)	-	(28,008)	517
Investment in restricted bank deposit	-	-	-	507
Net cash provided by (used in) investing activities	(13,027)	-	(28,047)	1,024

Cash flow from financing activities:

Issuance of shares, net	-	1	-	1
Issuance of share capital upon public offering	35,334	-	57,254	-
Exercise of options	29	-	29	-
Proceeds from issuance of convertible notes	-	333	115	600

Net cash provided by financing activities	35,363	334	57,398	601

Increase in cash and cash equivalents	17,556	65	21,998	42

Cash and cash equivalents at the beginning of the period	4,539	32	97	55

Cash and cash equivalents at the end of the period	$22,095	$97	$22,095	$97

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares upon conversion of convertible notes	-	-	$980	-

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